UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(§240.13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

GRAFTECH INTERNATIONAL LTD.

(Name of the Issuer)

BCP IV GRAFTECH HOLDINGS LP

ATHENA ACQUISITION SUBSIDIARY INC.

GRAFTECH INTERNATIONAL LTD.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

384313201

(CUSIP Number of Class of Securities)

John D. Moran, Esq. GrafTech International Ltd. Suite 300 Park Center I 6100 Oak Tree Blvd. Independence, Ohio 44131 (216) 676-2000	David Nowak Managing Partner c/o BCP IV GrafTech Holdings LP Brookfield Place, 181 Bay Street, Suite 300 Toronto, Ontario MJ5 2T3 (416) 363-9491

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

M. Ridgway Barker, Esq. Withers LLP 157 Church Street New Haven, Connecticut 06502 (203) 789–1320	Steven A. Seidman, Esq. Michael A. Schwartz, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000	Michael J. Aiello, Esq. Jackie Cohen, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$704,729,817.53	$81,889.60

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all issued and outstanding common shares, $0.01 par value, per share (“Shares”), of GrafTech International Ltd., a Delaware corporation (“GrafTech” or the “Company”), at a purchase price of $5.05 per Share in cash, without interest and less any applicable withholding tax. As of May 22, 2015, there were 137,240,008 Shares issued and outstanding. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per Share cash payment of $5.05 for 137,240,008 issued and outstanding Shares other than Shares owned by BCP IV GrafTech Holdings LP, a Delaware limited partnership (“Purchaser”), Athena Acquisition Subsidiary Inc., a Delaware corporation (“Acquisition Sub”) and any of their affiliates, or GrafTech and any of GrafTech’s subsidiaries, plus (b) the product of 524,283 Shares issuable under the Company’s outstanding and unexercised options with an exercise price below $5.05, multiplied by $0.81 per Share (which is equal to the difference between $5.05 per share and $4.24, the exercise price of such options), plus (c) the product of the Company’s 2,226,358 outstanding restricted stock units multiplied by $5.05 per share ((a), (b) and (c) together, the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, was calculated by multiplying the Transaction Valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $ 81,889.60	Filing Party: BCP IV GrafTech Holdings LP and Athena Acquisition Subsidiary Inc.

Form or Registration No.: Schedule TO

This Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”), filed by GrafTech, Purchaser and Acquisition Sub relates to the offer (the “Offer”) by Purchaser and Acquisition Sub, disclosed in a Tender Offer Statement under cover of Schedule TO, dated as of the date hereof (the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”), to purchase any and all issued and outstanding Shares, upon the terms and conditions set forth in the offer to purchase dated May 26, 2015 (the “Offer to Purchase”) attached as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference, and the related Letter of Transmittal attached as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference. Unless otherwise defined herein, capitalized terms used in this Schedule 13E-3 shall have the meaning given to them in the Offer to Purchase.

On the date hereof, the Company is filing a Schedule 14D-9 Solicitation/Recommendation Statement (as amended from time to time, the “Schedule 14D-9”) under Section 14(d)(9) of the Securities Exchange Act of 1934, as amended, in response to the Schedule TO. The Schedule 14D-9 is incorporated herein by reference.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule TO and Schedule 14D-9 and the annexes thereto.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address: The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information” is incorporated herein by reference.

(b)	Securities: The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information” is incorporated herein by reference.

(c)	Trading Market and Price: The information set forth in the Offer to Purchase under the caption “The Tender Offer – Section 6 – Price Range of Shares; Dividends” is incorporated herein by reference.

(d)	Dividends: The information set forth in the Offer to Purchase under “The Tender Offer – Section 6 – Price Range of Shares; Dividends” is incorporated herein by reference.

(e)	Prior Public Offerings: Not applicable.

(f)	Prior Stock Purchases: The information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address: The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information” and in the Offer to Purchase under the caption “The Tender Offer – Section 8 – Certain Information Concerning Purchaser and Acquisition Sub” is incorporated herein by reference. The subject company is one of the filing persons. The business address and phone number of the directors and executive officers of the Company is the same as that of the Company noted above. The business address and phone number of the directors and executive officers of Purchaser and Acquisition Sub are the same as those of Purchaser and Acquisition Sub specified in the Schedule TO.

(b)	Business and Background of Entities: The information set forth in the Offer to Purchase under the captions “The Tender Offer – Section 7 – Certain Information Concerning the Company” and “The Tender Offer – Section 8 – Certain Information Concerning Purchaser and Acquisition Sub” is incorporated herein by reference.

(c)	Business and Background of Natural Persons: The information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information” and in the Offer to Purchase under “The Tender Offer – Schedule I - Directors and Executive Officers of Purchaser and Acquisition Sub” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms; Tender Offers: The information set forth in the Offer to Purchase under the captions “Summary Term Sheet,” “The Tender Offer – Section 1 – Terms of the Offer,” “The Tender Offer – Section 2 – Acceptance for Payment and Payment for Shares,” “The Tender Offer – Section 3 – Procedures for Accepting the Offer and Tendering Shares,” “The Tender Offer – Section 4 – Withdrawal Rights,” “The Tender Offer – Section 5 – Certain U.S. Federal Income Tax Consequences of the Offer” “The Tender Offer—Section 11 – Conditions of the Offer” and “The Tender Offer—Section 12 – Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c)	Different Terms: Not applicable.

(d)	Appraisal Rights: The information set forth in the Schedule 14D-9 under the captions “Appraisal Rights” and “Annex C— Section 262 of the Delaware General Corporation Law” and in the Offer to Purchase under the caption “Special Factors – Section 7– Appraisal Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders: Not applicable.

(f)	Eligibility for Listing or Trading: Not Applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)-(c), (e)	Transactions; Significant Corporate Events; Negotiations or Contacts; and Agreements Involving the Subject Company’s Securities: The information set forth in the Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and in the Offer to Purchase under the captions “Special Factors – Section 1 – Background of the Offer; Past Contacts or Negotiations with the Company” and “Special Factors – Section 6 – The Merger Agreement; Other Agreements” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b), (c)(1)-(8)	Use of Securities Acquired, Plans: The information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. Solicitation/Recommendation—Background and Reasons for the Board’s Position,” and in the Offer to Purchase under the captions “Special Factors – Section 1 – Background of the Offer; Past Contacts or Negotiations with the Company,” “Special Factors – Section 2 – Purpose of the Offer; Plans for the Company” and “Special Factors – Section 5 – Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation,” and in the Offer to Purchase under the caption “Special Factors – Section 2 – Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

(b)	Alternatives. Not applicable.

(c)	Reasons. The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation,” and in the Offer to Purchase under the caption “Special Factors – Section 2 – Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

(d)	Effects: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation,” and in the Offer to Purchase under the captions “Special Factors – Section 2 – Purpose of the Offer; Plans for the Company,” “Special Factors – Section 5 – Certain Effects of the Offer” and “The Tender Offer – Section 5 – Certain U.S. Federal Income Tax Consequences of the Offer” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a)-(b)	Fairness; Factors Considered in Determining Fairness: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference. The information set forth in the Offer to Purchase under the captions “Special Factors – Section 3 – Position of the Company Regarding the Fairness of the Offer and the Merger” and “Special Factors – Section 4 – Position of the Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(c)	Approval of Security Holders: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(d)	Unaffiliated Representative: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(e)	Approval of Directors: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(f)	Other Offers: Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)	Report, Opinion or Appraisal: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(c)	Availability of Documents: The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Shares or representative of any such interested holder who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds: The information contained in the Offer to Purchase under the captions “The Tender Offer – Section 9 – Source and Amount of Funds,” “Special Factors – Section 6 – The Merger Agreement; Other Agreements” and “Special Factors – Section 9 – Certain Relationships between Purchaser or Acquisition Sub and the Company” is incorporated herein by reference.

(b)	Conditions: The information contained in the Offer to Purchase under the captions “Special Factors – Section 6 – The Merger Agreement; Other Agreements,” “The Tender Offer – Section 2 – Acceptance for Payment and Payment for Shares,” “The Tender Offer – Section 3 – Procedures for Accepting the Offer and Tendering Shares,” and “The Tender Offer – Section 11 – Conditions of the Offer” is incorporated herein by reference.

(c)	Expenses: The information set forth in the Offer to Purchase under the caption “The Tender Offer – Section 13 – Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds: Not applicable.

Item 11.	Interest in Securities of the Subject Company.

(a)	Securities Ownership: The information set forth in the Offer to Purchase under the captions “Special Factors – Section 1 – “Background of the Offer; Past Contacts or Negotiations with the Company,” “Special Factors – Section 6 – The Merger Agreement; Other Agreements” and “Special Factors – Section 9 – Certain Relationships between Purchaser or Acquisition Sub and the Company” is incorporated herein by reference.

(b)	Securities Transactions: The information set forth in the Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and in the Offer to Purchase under the captions “Special Factors – Section 1 – “Background of the Offer; Past Contacts or Negotiations with the Company” and “Special Factors – Section 6 – The Merger Agreement; Other Agreements” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference. The information set forth in the Offer to Purchase under the caption “Special Factors – Section 6 – The Merger Agreement; Other Agreements” is incorporated herein by reference.

(e)	Recommendations of Others: None.

Item 13.	Financial Statements.

(a)	Financial Information: GrafTech’s Consolidated Financial Statements on pages 61 through 116 of GrafTech’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as amended (the “10-K”), Exhibit 12.1 to the 10-K and GrafTech’s unaudited interim Consolidated Financial Statements on pages 3 through 31 of GrafTech’s Quarterly Report on Form 10-Q, are incorporated by reference herein. The information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information” and in the Offer to Purchase under the caption “The Tender Offer – Section 7 – Certain Information Concerning the Company” is incorporated by reference herein.

(b)	Pro Forma Information: Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations: The information set forth in the Offer to Purchase under the caption “The Tender Offer – Section 13 – Fees and Expenses” is incorporated by reference herein.

(b)	Employees and Corporate Assets: None.

Item 15.	Additional Information.

(b)-(c)	Other Material Information: The information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information” is incorporated herein by reference. The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference.

ITEM 16. Exhibits.

(a)(1)(i)	Offer to Purchase, dated May 26, 2015 (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO, filed by the Purchaser and Acquisition Sub on May 26, 2015).

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) of the Schedule TO, filed by Purchaser on May 26, 2015).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) of the Schedule TO, filed by Purchaser on May 26, 2015).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) of the Schedule TO, filed by Purchaser on May 26, 2015).

(a)(1)(v)	Letter for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) of the Schedule TO, filed by Purchaser on May 26, 2015).

(a)(1)(vi)	Summary Advertisement as published in the Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(F) of the Schedule TO, filed by Purchaser on May 26, 2015).

(a)(1)(vii)	Letter to Participants in the GrafTech International Holdings Inc. Savings Plan (incorporated herein by reference to Exhibit (a)(1)(G) of the Schedule TO filed by Purchaser on May 26, 2015).

(a)(2)	Schedule 14D-9 (incorporated herein by reference to GrafTech’s Schedule 14D-9, filed on May 26, 2015).

(a)(3)	None.

(a)(4)	None.

(a)(5)	None.

(b)	None.

(c)(i)	Fairness Opinion of J.P. Morgan Securities LLC, dated May 17, 2015, to the Board of Directors of GrafTech International Ltd. (incorporated herein by reference to Annex A to GrafTech’s Schedule 14D-9, filed on May 26, 2015).

(c)(ii)	Discussion materials prepared by J.P. Morgan Securities LLC for discussion with the board of directors of GrafTech International Ltd., dated May 17, 2015 (filed herewith)

(d)(i)	Investment Agreement, dated as of May 4, 2015 (incorporated herein by reference to Exhibit 10.1 of GrafTech’s Current Report on Form 8-K, filed on May 4, 2015).

(d)(ii)	Certificate of Designations for Series A Convertible Preferred Stock (incorporated herein by reference to Schedule A to Exhibit 10.1 of GrafTech’s Current Report on Form 8-K, filed on May 4, 2015).

(d)(iii)	Certificate of Designations for Series B Convertible Preferred Stock (incorporated herein by reference to Schedule B to Exhibit 10.1 of GrafTech’s Current Report on Form 8-K, filed on May 4, 2015).

(d)(iv)	Form of Registration Rights Agreement (incorporated herein by reference to Schedule C to Exhibit 10.1 of GrafTech’s Current Report on Form 8-K, filed on May 4, 2015).

(d)(v)	Form of Stockholders’ Agreement (incorporated herein by reference to Schedule D to Exhibit 10.1 of GrafTech’s Current Report on Form 8-K, filed on May 4, 2015).

(d)(vi)	Limited Guarantee, dated May 4, 2015 (incorporated herein by reference to Exhibit 10.2 to GrafTech’s Current Report on Form 8-K, filed on May 4, 2015).

(d)(vii)	Agreement and Plan of Merger, dated May 17, 2015 (incorporated herein by reference to Exhibit 2.1 of GrafTech’s Current Report on Form 8-K, filed on May 18, 2015).

(d)(viii)	Form of Amended and Restated Stockholders’ Agreement (incorporated herein by reference to Exhibit A to Exhibit 2.1 of GrafTech’s Current Report on Form 8-K, filed on May 18, 2015).

(d)(ix)	Limited Guarantee, dated May 17, 2015 (incorporated herein by reference to Exhibit 10.1 to GrafTech’s Current Report on Form 8-K, filed on May 18, 2015).

(d)(x)	Tender and Support Agreement, dated May 17, 2015 (incorporated herein by reference to Exhibit 10.2 to GrafTech’s Current Report on Form 8-K, filed on May 18, 2015).

(d)(xi)	Confidentiality Agreement, dated as of March 20, 2015, by and between Brookfield Capital Partners LLC and GrafTech International Ltd.(incorporated herein by reference to Exhibit (d)(3) to the Offer to Schedule TO).

(d)(xii)	Letters of Intent, dated April 29, 2015, by and between GrafTech and Brookfield Capital Partners Ltd. (incorporated herein by reference to Exhibits 99.1 and 99.2 to GrafTech’s Current Report on Form 8-K filed on April 30, 2015).

(d)(xiii)	Press Releases issued by GrafTech (incorporated herein by reference to Exhibit 99.3 to GrafTech’s Current Report on Form 8-K filed on April 29, 2015, Exhibit 99.1 to GrafTech’s Current Report on Form 8-K filed on May 4, 2015 and Exhibit 99.1 to GrafTech’s Current Report on Form 8-K filed on May 18, 2015).

(f)	The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information—Appraisal Rights” and “Annex B— Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct

GRAFTECH INTERNATIONAL LTD.

By:	/s/ Joel L. Hawthorne
Name:	Joel L. Hawthorne
Title:	Chief Executive Officer

BCP IV GRAFTECH HOLDINGS LP

By:	BPE IV (Non–Cdn) GP LP, its general partner

	By:	Brookfield Capital Partners Ltd., its general partner

		By:	/s/ David Nowak
		Name:	David Nowak
		Title:	Managing Partner

By:	/s/ J. Peter Gordon
Name:	J. Peter Gordon
Title:	Managing Partner

ATHENA ACQUISITION SUBSIDIARY INC.

By:	/s/ David Neiman
Name:	David Neiman
Title:	Senior Vice President

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated May 26, 2015 (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO, filed by the Purchaser and Acquisition Sub on May 26, 2015).

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) of the Schedule TO, filed by Purchaser on May 26, 2015).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) of the Schedule TO, filed by Purchaser on May 26, 2015).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) of the Schedule TO, filed by Purchaser on May 26, 2015).

(a)(1)(v)	Letter for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) of the Schedule TO, filed by Purchaser on May 26, 2015).

(a)(1)(vi)	Summary Advertisement as published in the Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(F) of the Schedule TO, filed by Purchaser on May 26, 2015).

(a)(1)(vii)	Letter to Participants in the GrafTech International Holdings Inc. Savings Plan (incorporated herein by reference to Exhibit (a)(1)(G) of the Schedule TO filed by Purchaser on May 26, 2015).

(a)(2)	Schedule 14D-9 (incorporated herein by reference to GrafTech’s Schedule 14D-9, filed on May 26, 2015).

(a)(3)	None.

(a)(4)	None.

(a)(5)	None.

(b)	None.

(c)(i)	Fairness Opinion of J.P. Morgan Securities LLC, dated May 17, 2015, to the Board of Directors of GrafTech International Ltd. (incorporated herein by reference to Annex A to GrafTech’s Schedule 14D-9, filed on May 26, 2015).

(c)(ii)	Discussion materials prepared by J.P. Morgan Securities LLC for discussion with the board of directors of GrafTech International Ltd., dated May 17, 2015 (filed herewith)

(d)(i)	Investment Agreement, dated as of May 4, 2015 (incorporated herein by reference to Exhibit 10.1 of GrafTech’s Current Report on Form 8-K, filed on May 4, 2015).

(d)(ii)	Certificate of Designations for Series A Convertible Preferred Stock (incorporated herein by reference to Schedule A to Exhibit 10.1 of GrafTech’s Current Report on Form 8-K, filed on May 4, 2015).

(d)(iii)	Certificate of Designations for Series B Convertible Preferred Stock (incorporated herein by reference to Schedule B to Exhibit 10.1 of GrafTech’s Current Report on Form 8-K, filed on May 4, 2015).

(d)(iv)	Form of Registration Rights Agreement (incorporated herein by reference to Schedule C to Exhibit 10.1 of GrafTech’s Current Report on Form 8-K, filed on May 4, 2015).

(d)(v)	Form of Stockholders’ Agreement (incorporated herein by reference to Schedule D to Exhibit 10.1 of GrafTech’s Current Report on Form 8-K, filed on May 4, 2015).

(d)(vi)	Limited Guarantee, dated May 4, 2015 (incorporated herein by reference to Exhibit 10.2 to GrafTech’s Current Report on Form 8-K, filed on May 4, 2015).

(d)(vii)	Agreement and Plan of Merger, dated May 17, 2015 (incorporated herein by reference to Exhibit 2.1 of GrafTech’s Current Report on Form 8-K, filed on May 18, 2015).

(d)(viii)	Form of Amended and Restated Stockholders’ Agreement (incorporated herein by reference to Exhibit A to Exhibit 2.1 of GrafTech’s Current Report on Form 8-K, filed on May 18, 2015).

(d)(ix)	Limited Guarantee, dated May 17, 2015 (incorporated herein by reference to Exhibit 10.1 to GrafTech’s Current Report on Form 8-K, filed on May 18, 2015).

(d)(x)	Tender and Support Agreement, dated May 17, 2015 (incorporated herein by reference to Exhibit 10.2 to GrafTech’s Current Report on Form 8-K, filed on May 18, 2015).

(d)(xi)	Confidentiality Agreement, dated as of March 20, 2015, by and between Brookfield Capital Partners LLC and GrafTech International Ltd.(incorporated herein by reference to Exhibit (d)(3) to the Offer to Schedule TO).

(d)(xii)	Letters of Intent, dated April 29, 2015, by and between GrafTech and Brookfield Capital Partners Ltd. (incorporated herein by reference to Exhibits 99.1 and 99.2 to GrafTech’s Current Report on Form 8-K filed on April 30, 2015).

(d)(xiii)	Press Releases issued by GrafTech (incorporated herein by reference to Exhibit 99.3 to GrafTech’s Current Report on Form 8-K filed on April 29, 2015, Exhibit 99.1 to GrafTech’s Current Report on Form 8-K filed on May 4, 2015 and Exhibit 99.1 to GrafTech’s Current Report on Form 8-K filed on May 18, 2015).

(f)	The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information—Appraisal Rights” and “Annex B— Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

(g)	None.